UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Paramount Acquisition Corp.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

69917T103

(CUSIP Number of Class of Securities)

North Star Partners, L.P.
274 Riverside Avenue
Westport, CT 06880
Attention: Mr. Andrew R. Jones

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69917T103	SCHEDULE 13D	Page 2 of 14

1. NAME OF REPORTING PERSON: NS Advisors, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

CUSIP No. 69917T103	SCHEDULE 13D	Page 3 of 14

1. NAME OF REPORTING PERSON: North Star Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

CUSIP No. 69917T103	SCHEDULE 13D	Page 4 of 14

1. NAME OF REPORTING PERSON: NSP Holdings LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

CUSIP No. 69917T103	SCHEDULE 13D	Page 5 of 14

1. NAME OF REPORTING PERSON: North Star Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

CUSIP No. 69917T103	SCHEDULE 13D	Page 6 of 14

1. NAME OF REPORTING PERSON: Circle T Explorer Master Limited
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

CUSIP No. 69917T103	SCHEDULE 13D	Page 7 of 14

1. NAME OF REPORTING PERSON: Andrew R. Jones
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7. SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 4,068,950
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0-
WITH	10. SHARED DISPOSITIVE POWER 4,068,950
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,950
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14. TYPE OF REPORTING PERSON OO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share, (the “Common Stock”) of Paramount Acquisition Corp. (the “Company”), a Delaware corporation beneficially owned by the Reporting Persons (the “Shares”). The principal executive offices of the Company are located at 787 7th Avenue, 48th Floor, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f) The persons filing this Statement are NS Advisors, LLC, a Connecticut limited liability company (“NS Advisors”), North Star Partners, L.P., a Delaware limited partnership (“North Star”), NSP Holdings LLC, a Delaware limited liability company (“NS Holdings”), North Star Partners II, L.P., a Delaware limited partnership (“NSP II”), Circle T Explorer Master Limited, a [a business organization organized under the laws of Bermuda] (“CT Explorer,” together with NS Advisors, North Star, NS Holdings, NSP II and CT Explorer, the “North Star Group”) and Andrew R. Jones, a citizen of the United States of America (“Mr. Jones”) (collectively, the “Reporting Persons”).

NS Advisors is the general partner of North Star and North Star II, which are private investment companies. NS Advisors is also the Portfolio Manager of CT Explorer and the sole manager of NSP Holdings. Mr. Jones is the sole managing member of Advisors.

The business address of Mr. Jones and each of the entities in the North Star Group is 274 Riverside Avenue, Westport, Connecticut 06880

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the entities comprising the North Star Group made its most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name	Date of Purchase	Number of Shares	Consideration Paid
North Star*	September 21, 2007 September 26, 2007 October 1, 2007 October 2, 2007 October 3, 2007	375,000 41,136 2,500 10,000 7,500	$2,141,265 $233,256 14,215 $56,715 $42,540

North Star II*	September 21, 2007 September 26, 2007	367,500 40,314	$2,098,440 $228,595

NSP Holdings*	October 18, 2007	3,000,000	$17,265,015

CT Explorer*	September 21, 2007	25,000	$142,750
* Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the North Star Group who directly beneficially owns Common Stock. Other than NS Advisors, which manages the North Star Group, each entity in the North Star Group maintains a separate investment fund, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

In addition to the above shares of Common Stock, North Star acquired warrants to purchase up to 102,000 shares of Common Stock on September 21, 2007 for aggregate consideration of $70,395 and NSP II acquired warrants to purchase up to 98,000 shares of Common Stock on September 21, 2007 for aggregate consideration of $67,635.

ITEM 4. PURPOSE OF TRANSACTION

The members of the North Star Group initially acquired their shares of Common Stock reported in Item 5 below for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. On October 16, 2007, however, NSP Holdings entered into a put option agreement (the “Put Option Agreement”) with Jerry Silva and Steven Silva (together, the “Silvas”), the chief executive officer and chief operating officer, respectively, of BJ.K. Inc, doing business as Chem Rx (“Chem Rx”), the company the Issuer is seeking to purchase pursuant to a stock purchase agreement dated as of June 1, 2007. Pursuant to the Put Option Agreement, NSP Holdings has the option to require the Silva’s to purchase all of NSP Holdings’ shares of Common Stock of the Issuer acquired on or after October 18, 2007 at a price equal to the average per share price paid by NSP Holdings to acquire such shares of Common Stock, but not to exceed $6.00 per share of Common Stock. In exchange for this option, NSP has indicated to the Silva’s its intent to vote the shares of Common Stock subject to the put option in favor of the acquisition of Chem Rx at the special meeting of the shareholders of the Issuer called in connection with the approval of such transaction.

Other than as described herein and in Item 6 below, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (c) As of October __, 2007, the North Star Group beneficially owned in the aggregate, 4,068,950 shares of Common Stock, constituting approximately 33.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,900,000 shares outstanding on August 14, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 14, 2007 and presently exercisable warrants held by the Reporting Persons convertible into 200,000 shares of Common Stock). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the North Star Group members listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
North Star*	538,136	4.4%
NSP II*	505,814	4.1%
NSP Holdings*	3,000,000	24.8%
CT Explorer*	25,000	0.02%

* NS Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

NS Advisors is the sole general partner of North Star and NSP II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that North Star and NSP II beneficially own. NS Advisors, as the sole general partner of North Star and NSP II, has the sole power to direct the voting and disposition of the shares of Common Stock that North Star and NSP II beneficially own.

NS Advisors is the sole manager and Portfolio Manager, respectively, of NSP Holdings and CT Explorer and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that NSP Holdings and CT Explorer beneficially own. NS Advisors, as the sole manager and Portfolio Manager, respectively, of NSP Holdings and CT Explorer, has the sole power to direct the voting and disposition of the shares of Common Stock that NSP Holdings and CT Explorer beneficially own.

Mr. Jones is the sole manager of NS Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that NS Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of NS Advisors, has the sole power to direct the voting and disposition of the shares of Common Stock that NS Advisors may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this 13D for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 4,068,950 shares of Common Stock, constituting approximately 33.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,900,00 shares outstanding on August 14, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 14, 2007 and presently exercisable warrants held by the Reporting Persons convertible into 200,000 shares of Common Stock).

The filing of this Schedule 13D and the inclusion of information herein with respect to Mr. Jones, shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The North Star Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Number of Shares	Price Per Share
North Star	September 21, 2007	375,000	$5.710

North Star	September 26, 2007	41,136	$5.670

North Star	October 1, 2007	2,500	$5.686

North Star	October 2, 2007	10,000	$5.672

North Star	October 3, 2007	7,500	$5.672

NSP II	September 21, 2007	367,500	$5.710

NSP II	September 26, 2007	40,314	$5.670

NSP Holdings	October 18, 2007	3,000,000	$5.755

CT Explorer	September 21, 2007	25,000	$5.710

(d) No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Each of the members of the North Star Group is a party to a Joint Filing Agreement, dated as of October __, 2007 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated in this response to Item 6 in its entirety.

The information provided in Item 4 is incorporated by reference herein. A copy of the Put Option Agreement is filed herewith as Exhibit 99.2 and is hereby incorporated in this response to Item 6 in its entirety.

Except for the agreements described above, to the best knowledge of the North Star Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the North Star Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 29, 2007, among the Reporting Persons.

99.2	Form of Put Option Agreement, dated as of October 16, 2007, by and between Jerry Silva, Steven Silva and NSP Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2007

NORTH STAR PARTNERS, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NSP HOLDINGS, LLC

By:	NS Advisors, LLC Sole Manager

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

CIRCLE T EXPLORER MASTER LIMITED

By:	NS Advisors, LLC Portfolio Manager

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NS ADVISORS, LLC

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individually

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 29, 2007, among the Reporting Persons.

99.2	Form of Put Option Agreement, dated as of October 16, 2007, by and between Jerry Silva, Steven Silva and NSP Holdings, LLC.